FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate

Singapore 787498

February 17, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	FBS Global Limited
Registration Statement on Form F-1
Submitted January 31, 2022
File No. 333-269469

Ladies and Gentlemen:

By letter dated February 15, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided FBS Global Limited (the “Company”) with comments on the Company’s Registration Statement on Form F-1, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement on Form F-1.

Amendment No. 1 to Registration Statement submitted February [•], 2023

Summary Compensation Table, page 98

1.	Please revise your disclosure to provide compensation information for your most recent completed fiscal year..

We have revised the disclosure on page 98, as requested.

2.	Please relocate Part II of your registration statement to the end of the document.

We have revised the disclosure, as requested.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

FBS Global Limited

/s/ Kelvin Ang
By:	Kelvin Ang
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood